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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Tipsord, Greg A. (Last) (First) (Middle)		The Dial Corporation (DL)

	15501 North Dial Boulevard Suite 2212 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			10/15/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ, 85260-1619 (City) (State) (Zip) United States		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President & General Manager-Personal Cleansing

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock													7,500.00 (1)		D

	The Dial Corporation Common Stock (401(K) Stock Holdings)						I	V		24.26	A			6,070.23 (2)		I		401(k) Savings Plan

	The Dial Corporation Common Stock (Employee Stock Purchase Plan)						I			1,133.04	A			1,133.04 (3)		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options-Right to Buy		14.8438

	Options-Right to Buy		12.8750

	Options-Right to Buy		16.7188

	Options-Right to Buy		28.7188

	Options-Right to Buy		29.7188

	Options-Right to Buy		13.4688

	Phantom Stock Units		1-for-1						A			6.78

	Phantom Stock Units		1-for-1						A			27.11

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(4)	03/01/2010		The Dial Corporation Common Stock					16,300.00		D

	(5)	09/24/2006		The Dial Corporation Common Stock					10,800.00		D

	(5)	10/27/2007		The Dial Corporation Common Stock					4,962.00		D

	(5)	12/31/2008		The Dial Corporation Common Stock					2,000.00		D

	(6)	08/04/2009		The Dial Corporation Common Stock					12,500.00		D

	(4)	01/25/2011		The Dial Corporation Common Stock					100,000.00		D

	(7)			The Dial Corporation Common Stock	6.78				289.22		D

	(8)			The Dial Corporation Common Stock	27.11				5,467.00		D

Explanation of Responses:

1. Direct stock ownership of the reporting person consists of 33,334 shares of restricted stock granted pursuant to the 1996 Stock Incentive Plan. The reporting person is not entitled to transfer, sell, pledge, hypothecate or assign any portion of the shares prior to the lapse of certain restrictions: restrictions lapse for 20% of the award on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 20% on the third anniversary of the grant date, 20% on the fourth anniversary of the grant date and 20% on the fifth anniversary of the grant date.

2. Between April 1 and September 30, 2002, the reporting person acquired 24.26 shares of The Dial Corporation Common Stock under The Dial Corporation 401(k) Savings Plan.

3. Between January 1 and October 15, 2002, the reporting person acquired a total of 1133.04 shares under The Dial Corporation Employee Stock Purchase Plan.

4. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change In Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change In Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

5. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 33% over the grant price, 1/3 after the stock price increases 66 2/3%, and the final 1/3 after the stock price doubles with no vesting in less than 12 months. All options vest in the event of a change in control or 5 years from the date of grant. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

6. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 20% over grant price, but only if 1 year has passed since grant date; 1/3 after the stock price increases 40%, but only if 2 years have passed since grant date; and the final 1/3 after the stock price increases 60%, but only if 3 years have passed since grant date. All options vest in the event of a change in control or 5 years from the grant date. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

7. Between April 1 and October 15, 2002, the reporting person acquired 6.78 discount phantom stock units at a price range of $18.71 to $21.44 as a result of dividend payments paid under the Corporation's Management Deferred Compensation Plan, but which vest all the end of the second plan year following the plan year in which such units were acquired.

8. Between April 1 and October 15, 2002, the reporting person acquired 27.11 phantom stock units at a price range of $18.71 to $21.44 as a result of dividend payments paid under the Corporation's Management Deferred Compensation Plan.
/s/ Lucinda K. Stewart Attorney-In-Fact	10-17-02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SECTION 16 POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints each of Christopher J. Littlefield, Lucinda K. Stewart and Dianne B. Stoehr, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer and/or director of The Dial Corporation (the “Company”), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

         This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16 day of August 2002.

/s/ Greg A. Tipsord
Signature

Greg A. Tipsord
Print Name